UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                          Edison Brothers Stores, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    280875303
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                                 (CUSIP Number)

                                Anna Glick, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6309
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 16, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1       NAME OF REPORTING PERSON  Nomura Holding America, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3518229

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_| (b) |_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        OO

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5       CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEMS
        2(d) or 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                     |7      SOLE VOTING POWER
                     |       716,035
                     |
                     |----------------------------------------------------------
     NUMBER OF       |8      SHARED VOTING POWER
       SHARES        |       0
    BENEFICIALLY     |
      OWNED BY       |----------------------------------------------------------
        EACH         |9      SOLE DISPOSITIVE POWER
     REPORTING       |       716,035
       PERSON        |
        WITH         |----------------------------------------------------------
                     |10     SHARED DISPOSITIVE POWER
                     |       0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        716,035

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12      CHECK IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES (See
        Instructions) |_|

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.7%

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14      TYPE OF REPORTING PERSON (See Instructions)
        HC, CO
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

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Edison Brothers Stores, Inc., a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at 501 North Broadway, St. Louis, Missouri 63102.

Item 2.  Identity and Background.

     (a) The person filing this statement is Nomura Holding America, Inc., a Delaware corporation (the "Reporting Person").

     (b) The address of the Reporting Person's principal business and principal office is 2 World Financial Center, Building B, New York, New York 10281.

     (c) The principal business of the Reporting Person is that of acting as a holding company.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Under the Joint Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, including the Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Statement"), of the Corporation and its affiliated debtors (collectively, the "Debtors"), in consideration of the relinquishment of certain claims, the Reporting Person became entitled to receive, inter alia, 716,035 shares of Common Stock. The aggregate purchase price for the 716,035 shares of Common Stock acquired by the Reporting Person is estimated to be $8,760,688 based upon the midpoint of the Debtors' per share valuation of the Common Stock, ranging from $11.37 to $13.10, set forth in the Statement. No funds were borrowed by the Reporting Person in connection with its acquisition of Common Stock.

Item 4.  Purpose of Transaction.

     The Reporting Person has acquired its beneficial ownership in the shares of Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) According to the Corporation's Form 10-Q for the quarterly period ended November 1, 1997, the Corporation has 9,291,900 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 716,035 shares of Common Stock, or 7.7% of the outstanding Common Stock.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 716,035 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 716,035 shares of Common Stock.

     (c) The following table describes all transactions in the Common Stock effected during the past 60 days by the Reporting Persons:


                                                        No. of           Price
Reporting Person                        Date       Shares Acquired     per Share
----------------                        ----       ---------------     ---------

Nomura Holding America, Inc.......... 12/16/97         716,035          $12.235+

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+    Based upon the midpoint of the  Debtors' per share  valuation of the Common
     Stock, ranging from $11.37 to $13.10, set forth in the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to Be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  December 22, 1997

                                       NOMURA HOLDING AMERICA, INC.


                                       By:  /s/ John E. Toffolon Jr.
                                            ------------------------
                                            Name:  John E. Toffolon Jr.
                                            Title:  Executive Managing Director